82-3277

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding by ESIP
Released	17:02 17-Oct-05
Number	7870S

05012103

Tesco PLC ("the Company")

Tesco PLC announces that on 17 October 2005, the Trustees of the Tesco Employee Share Incentive Plan purchased 689,701 Ordinary Shares of 5 pence each in the Company at an average price of 307.1155p

Enquiries:

Lucy Neville-Rolfe
Company Secretary Tesco PLC Tel:-(01992) 632222

END

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SEC MAIL PROCESSING RECEIVED OCT 2 1 2005 WASH, D.C. SECTION

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PROCESSED
OCT 3 1 2005
THOMSON
FINANCIAL

dw10/27

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding by ESIP
Released	17:31 14-Oct-05
Number	7284S

Tesco PLC ("the Company")

Tesco PLC announces that on 14 October 2005, the Trustees of the Tesco Employee Share Incentive Plan purchased 1,810,299 Ordinary Shares of 5 pence each in the Company at an average price of 306.0828p

Enquiries:

Lucy Neville-Rolfe
Company Secretary Tesco PLC Tel:-(01992) 632222

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	HLDG BY EMPLOYEE SHARE SCHEME
Released	17:27 14-Oct-05
Number	7276S

Tesco PLC ("the Company")

Tesco PLC announces that on 14 October 2005, the Tesco Employees Share Scheme Trustees Limited purchased 548,726 Ordinary Shares of 5 pence each in the Company at an average price of 306.0979p

Enquiries:

Lucy Neville-Rolfe

Company Secretary Tesco PLC Tel:-(01992) 632222

END

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